FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of June 2005

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On June 20, 2005 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Title: President & CEO

Date: June 20th, 2005

Exhibit 1

Compugen and Biosite Announce Diagnostic Collaboration

Tel Aviv, Israel and San Diego, CA - June 20, 2005 - Compugen Ltd. (NASDAQ: CGEN) and Biosite® Incorporated (NASDAQ: BSTE) announced today a collaboration for the development and commercialization of diagnostic products. Under the agreement, Biosite is licensed to develop and commercialize immunoassay based diagnostic products using novel biomarkers discovered by Compugen. Using its genomic platform and other proprietary computational tools, Compugen is expected to provide Biosite with comprehensive data on several gene targets to be nominated by Biosite.

Under the terms of the agreement, Compugen grants to Biosite an exclusive license to use the selected Compugen targets for immunoassay based diagnostic applications. In return, Compugen is to receive milestone payments and royalties from the sales of each diagnostic product emerging from the collaboration. Compugen retains the exclusive right to pursue further development in the therapeutic field and Biosite will be entitled to receive from Compugen milestone payments and royalties arising from any successful therapeutic application.

The collaboration combines Biosite`s expertise in rapid, high-affinity antibody development and successful commercialization of proprietary testing platforms consisting of both individual diagnostic markers and panels of markers with Compugen`s unique discovery capabilities. Compugen`s discovery process relies on the comprehensive predictive analysis of the human proteome provided by the Company`s genomic platform. The result of this analysis is utilized with a variety of discovery engines, each designed to identify novel proteins with specific characteristics from the vast numbers predicted by the discovery process.

"We are looking forward to working in collaboration with Compugen," said Gunars Valkirs, Ph.D., Biosite`s Senior Vice President, Discovery. "We hope that this partnership will enable access to novel markers in areas of strategic focus to Biosite that will lead to new product opportunities for us."

Mor Amitai, President and Chief Executive Officer of Compugen, said, "We are excited about the opportunity to collaborate with Biosite, a leading provider of rapid diagnostic products and antibody development technologies. This agreement marks Compugen`s third diagnostic collaboration in less than a year, which we believe positions us as a leader in discovery of biomarker candidates. Our activities in diagnostic discovery complement our internal drug discovery efforts."

About Biosite Incorporated

Biosite Incorporated is a leading bio-medical company commercializing proteomics discoveries for the advancement of medical diagnosis. The Company's products contribute to improvements in medical care by aiding physicians in the diagnosis of critical diseases and health conditions. Biosite's Triage(R) rapid diagnostics are used in approximately 50 percent of U.S. hospitals and in over 50 international markets. Information on Biosite can be found at www.biosite.com.

About Compugen

Compugen is a drug and diagnostic discovery company incorporating ideas and methods from mathematics, computer science, and physics into biology, chemistry, and medicine. The Company`s powerful predictive models and discovery engines are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Pfizer. Compugen has established a small-molecule drug discovery affiliate - Keddem Bioscience, and an agricultural biotechnology affiliate - Evogene. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 including statements regarding Compugen`s ability to discover novel biomarkers and Biosite`s ability to generate antibodies to any such biomarkers or to develop diagnostic products to any such biomarkers. These statements describe expectations about future events. These forward-looking statements involve known and unknown risks and uncertainties, including in relation to risks and uncertainties that are inherent in the process of biological developments, any of which may cause the actual future events, performance or achievements of Compugen or Biosite to be materially different from any future events, performance or achievements expressed or implied by such forward-looking statements. With respect to Compugen and Biosite, these risks include unexpected events to the Company`s key personnel; risks associated with the scientific discovery process generally; changes in relationships with collaborators; the impact of competitive products and technological changes; the ability to obtain regulatory approvals and complete other clinical and pre-market activities needed to launch new products, if any; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading "Risk Factors" in annual reports filed with the Securities and Exchange Commission by Compugen or Biosite, and their respective subsequent filings with the Commission.

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